JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 26, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 147

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on May 17, 2011 with respect to the registration of a new class of shares, Class R6 Shares, for the JPMorgan U.S. Research Equity Plus Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 (the “Rule”), which will become automatically effective on May 31, 2011 pursuant to the Rule.

PROSPECTUS COMMENTS

1.	Comment: The prospectus discloses that as of September 30, 2010, the low end of the capitalization range for the securities in the Russell 1000 Index was $208 million, which is not considered large capitalization. Please provide information to the staff regarding the capitalizations of the securities held by the Fund and also explain why the Russell 1000 Index is an appropriate large cap index.

Response: As of March 31, 2011, 97% of the Fund’s holdings had market capitalizations over $10 billion, and the average weighted market capitalization of the Fund’s securities was $67.0 billion. The Fund’s investments will typically consist primarily of equity securities with market capitalizations in excess of $10 billion.

We believe that the Russell 1000 Index is an appropriate large cap index. As of March 31, 2011, the average weighted market capitalization of the securities in the index was $82.5 billion and approximately 80% of the index’s capitalization weight was in companies with capitalizations over $10 billion. The Russell 1000 is widely recognized and accepted as a large cap index. According to Russell, “the Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000 Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership…. The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.”

As we have discussed, we believe that the Russell 1000 Index is an appropriate large cap index; however, we would note that the Fund’s adviser recently has reviewed the Fund’s benchmark and definition of large capitalization companies for purposes of its 80% name policy and for reasons unrelated to your comment, is recommending to the Fund’s board that the Russell 1000 Index be replaced with the S&P 500 Index. This recommendation will be considered by the board at its upcoming board meeting in June, and if approved, the prospectus will be supplemented to reflect the change.

2.	Comment: As indicated in the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”), the Fund must disclose the kinds of derivatives that it will use as a main strategy in the Risk/Return Summary. Please confirm that the use of futures is the only use of derivatives that are a main strategy for the Fund. Please consider whether the statement saying that the Fund “may use” futures should be changed to say that the Fund “uses” futures.

Response: Currently the Fund only intends to use futures as part of its main investment strategies. In light of the second part of your comment, when we next supplement or update the Fund’s prospectuses, we will clarify the disclosure regarding its use of derivatives to say the following:

To the extent the Fund uses derivatives, the Fund will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions.

3.	Comment: As indicated in the Derivatives Letter, in the “Derivatives Risk” section of the Risk/Return Summary, please be more specific about the risks of the Fund’s use of derivatives.

Response: We believe that the disclosure appropriately identifies the main risks associated with the Fund’s use of derivatives. However, in order to clarify that the risks identified apply to the use of futures contracts, when we next supplement or update the Fund’s prospectuses, we will revise the disclosure to make it clearer that the risks apply to futures contracts.

4.	Comment: Please explain why it is appropriate that “Foreign Securities Risk” is identified as a main risk of the Fund in the Risk/Return Summary and in the “More About the Fund” section.

Response: As stated in the “What are the Fund’s main investment strategies?” section in the Risk/Return Summary and in “More About the Fund”, one of the

Fund’s primary investments is depository receipts. Therefore, we believe it is appropriate to include “Foreign Securities Risk” as a main risk.

5.	Comment: Please include the fourth paragraph in the “Short Selling” section in “More About the Fund” to the strategy section of the Risk/Return Summary.

Response: When we next supplement or update the Fund’s prospectuses, we will include the additional disclosure.

In connection with your review of the Fund’s Post-Effective Amendment No. 147 filed by the Trust on March 30, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

3